UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2015 (January 11, 2015)

AmerisourceBergen Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-16671	23-3079390
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1300 Morris Drive Chesterbrook, PA	19087
(Address of Principal Executive Offices)	(Zip Code)

(610) 727-7000
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

On January 11, 2015, AmerisourceBergen Corporation, a Delaware corporation (the “Company”), and Roscoe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Merger Sub has agreed to commence a cash tender offer (the “Offer”), within 10 business days following the date of the Merger Agreement, for all of MWI’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a purchase price of $190.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes.

The obligation of Merger Sub to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by the Company and its subsidiaries, would represent at least a majority of the Shares outstanding on a fully diluted basis as of the expiration of the Offer.  The consummation of the Offer is also subject to the satisfaction of other customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  The consummation of the Offer is not subject to any financing condition.

As soon as practicable following the completion of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into MWI (the “Merger”), with MWI continuing as the surviving corporation and a wholly-owned subsidiary of the Company, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with no stockholder vote required to consummate the Merger.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares then owned by MWI, the Company or Merger Sub and (ii) Shares that are held by any stockholder of MWI who properly demands appraisal in connection with the Merger) will cease to be issued and outstanding, will be canceled, will cease to exist and will be converted into the right to receive $190.00 per Share in cash, without interest, less any applicable withholding taxes (the “Merger Consideration”).

Each stock option of MWI outstanding immediately prior to the acceptance for payment of the Shares by Merger Sub (the “Offer Closing”) will become fully vested and exercisable as of the Offer Closing.  Each stock option that is outstanding and unexercised immediately prior to the Effective Time, will be canceled at the Effective Time and converted into the right to receive (i) the excess, if any, of the Merger Consideration over the exercise price per share of the stock option, multiplied by (ii) the number of Shares subject to the stock option.  Effective as of the Offer Closing, each unvested restricted stock award of MWI outstanding immediately prior to the Offer Closing will become fully vested with the restrictions thereon lapsing.  The vested restricted stock awards will be treated identically to all other Shares with respect to the payment of the Merger Consideration.

The Merger Agreement contains certain restrictions, subject to certain exceptions described below, on MWI’s ability to initiate, solicit or knowingly encourage or facilitate an alternative acquisition proposal, to furnish any person with non-public information about MWI or to engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding an alternative acquisition proposal. These restrictions will continue until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the time at which the Offer is consummated. Notwithstanding this limitation, prior to any acceptance by the Merger Sub of shares of Common Stock pursuant to the Offer, MWI may under certain circumstances provide information to third parties and participate in discussions and negotiations with respect to any unsolicited alternative acquisition proposal that MWI’s board of directors has determined constitutes or could reasonably be expected to result in a “Superior Proposal” (which is generally defined to refer to a bona fide written acquisition proposal that the board of directors of MWI determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisor, is (i) more favorable to MWI’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account all of the terms and conditions of acquisition proposal (including the expected timing and of consummation of the transactions contemplated by such acquisition proposal) and the Merger Agreement (including any changes to the terms of the Merger Agreement committed to by the Company to MWI in writing in response to such acquisition proposal), and (ii) is reasonably capable of being completed in accordance with its terms, taking into account the financial, regulatory, legal and other aspects and terms of such acquisition proposal and the person making such acquisition proposal).

The Merger Agreement also includes customary termination rights for both the Company and MWI and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including in the event of a termination by MWI in order to accept a Superior Proposal, MWI will be required to pay a termination fee of $76,000,000.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement filed herewith as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about MWI, the Company or Merger Sub, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger.  The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by the parties.  In particular, the representations, warranties and covenants contained in the Merger Agreement and described above were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the United States Securities and Exchange Commission (the “SEC”).  Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein.  Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Commitment Letter

Bank of America, N.A. has committed to provide a $2,150,000,000 senior unsecured bridge term loan facility on the terms and subject to the conditions set forth in a debt commitment letter (the “Debt Commitment Letter”) dated January 11, 2015 and filed herewith as Exhibit 10.1 to this Current Report on Form 8-K. Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as sole and exclusive lead arranger and sole and exclusive bookrunner for the debt financing. The proceeds of the debt financing may be used to fund the transactions contemplated by the Merger Agreement. The Debt Commitment Letter contains conditions to funding customary for facilities of this type, including satisfaction of the conditions to the Offer, the absence of a “material adverse effect” on MWI (which is defined in the Debt Commitment Letter in a manner consistent with the comparable term in the Merger Agreement), solvency of the Company and its subsidiaries on a consolidated basis after giving effect to the funding of the facilities and the transactions contemplated by the Merger Agreement and accuracy of certain fundamental representations and warranties, as more fully set forth in the Debt Commitment Letter. The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure

On January 12, 2015, the Company and MWI issued a press release announcing the execution of the Merger Agreement. The January 12, 2015 press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K.

Forward-Looking Statements

This communication may contain forward-looking statements, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates," "will," and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the anticipated changes in the business environment in which the Company operates and in the Company's future operating results relating to the potential benefits of a transaction with MWI and the ability of the Company and MWI to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the transaction set forth in the Merger Agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived; the effects of disruption from the transactions on the respective businesses of the Company and MWI and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the Securities and Exchange Commission (the “SEC”) from time to time. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the Company’s businesses, particularly those mentioned in the risk factors and other cautionary statements in the Company’s 2014 Annual Report on Form 10-K and in the Company’s other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. The Company and MWI expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of MWI common stock.  At the time the Offer is commenced, the Company will file a tender offer statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and MWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC.  MWI’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the Offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the Offer that MWI’s stockholders should consider prior to making any decisions with respect to the Offer.  Once filed, stockholders of MWI will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to the Company at Investor Relations, AmerisourceBergen, 1300 Morris Drive, Chesterbrook, PA 19087.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 11, 2015, by and among AmerisourceBergen Corporation, Roscoe Acquisition Corp. and MWI Veterinary Supply, Inc.

10.1	Commitment Letter, dated as of January 11, 2015, among AmerisourceBergen Corporation, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.1	Press Release, dated January 12, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERISOURCEBERGEN CORPORATION

Date: January 12, 2015	By:	/s/ Tim G. Guttman
Name: Tim G. Guttman
Title: Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 11, 2015, by and among AmerisourceBergen Corporation, Roscoe Acquisition Corp. and MWI Veterinary Supply, Inc.

10.1	Commitment Letter, dated as of January 11, 2015, among AmerisourceBergen Corporation, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.1	Press Release, dated January 12, 2015